UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Enservco Corporation
(Name of Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

045295300
(CUSIP Number)

Michael D. Herman
Debra Herman
501 So. Cherry Street, Suite 320
Denver, CO 80246
303-333-3678
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 045295300
1.	NAMES OF REPORTING PERSONS. Michael D. Herman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Item 2(d) ☐ Item 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,570,707
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 7,681,707
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,215,367
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.37%
14.	TYPE OF REPORTING PERSON IN

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CUSIP No. 045295300
1.	NAMES OF REPORTING PERSONS. Debra Herman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Item 2(d) ☐ Item 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,533,660
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 6,533,660
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,215,367
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.37%
14.	TYPE OF REPORTING PERSON IN

2

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.005 par value, of Enservco Corporation.  The principal executive offices of Enservco Corporation are presently located at 501 So. Cherry Street, Suite 320, Denver, CO 80246.  Telephone:  303-333-3678.

ITEM 2.  IDENTITY AND BACKGROUND

(a)	This statement is filed by Michael D. Herman and Debra Herman, husband and wife.

(b)	Business address: 501 So. Cherry Street, Suite 320, Denver, CO 80246.

(c)
Oil and gas industry professional.  Mr. Herman’s primary employment is as an officer, director and control person of Enservco Corporation and its subsidiary and related entities.  Enservco Corporation’s principal address is currently 501 So. Cherry Street, Suite 320, Denver, CO 80246.  Mrs. Herman is not employed outside of the home.

(d)	During the last five (5) years, neither Mr. nor Mrs. Herman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, neither Mr. nor Mrs. Herman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws

(f)	Citizenship: Mr. and Mrs. Herman are each a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 9, 2013, Mr. Herman sold 100,000 shares of the Company’s restricted common stock for $1.25 per share to two separate accredited investors in two blocks of 50,000 shares.

ITEM 4.  PURPOSE OF THE TRANSACTION

 The two accredited investors were seeking to acquire shares of Enservco, and Mr. Herman desired to liquidate a portion of his holdings in part to meet personal obligations and to take advantage of certain personal opportunities.

At the present time, neither Mr. nor Mrs. Herman has plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. and Mrs. Herman each beneficially owns 14,215,367 common shares of Enservco Corporation, which amounts to approximately 41.37% of the total number of common shares currently outstanding.

(b) Mr. Herman has sole voting power over 5,570,707 shares and sole dispositive power over 7,681,707 common shares of Enservco Corporation.  Included in the 7,681,707 shares are 2,111,000 shares which Mr. Herman has the right to acquire by the exercise of a currently exercisable warrant.  Mrs. Herman has sole voting and dispositive power over 6,533,660 common shares of Enservco Corporation.

(c) On October 9, 2013, Mr. Herman sold 100,000 shares of the Company’s restricted common stock for $1.25 per share to two separate accredited investors in two blocks of 50,000 shares.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

    Mr. Herman has, from the inception of Enservco’s banking relationship with its prior lender (including prior to the July 27, 2010 merger transaction) until a November 2012 refinancing by Enservco of its obligations with PNC Bank, N.A., been an unlimited guarantor of Enservco’s and its predecessors’ obligations to its prior lender.  As a result of the refinancing, Mr. Herman's obligation to guarantee Enservco's banking indebtedness was reduced, but still exists.

    Starting February 1, 2012, pursuant to consent by the board dated February 10, 2012, Enservco agreed to pay Mr. Herman a continuing guarantee fee of $150,000 per year; such payment would continue for so long as Mr. Herman is liable as guarantor of Enservco debt.  This annual payment is not viewed as a base salary; it is deemed a fee paid to Mr. Herman for risks associated with the personal guarantees given on behalf of Enservco for various debt agreements held by Enservco.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2013	/s/ Michael D. Herman
By: Michael D. Herman

October 18, 2013	/s/ Debra Herman
By: Debra Herman